EXHIBIT 99.1

News

Contact:
Gilad Yehudai
Chief Financial Officer
+972-77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM CALLS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TEL AVIV, Israel – December 3, 2013 − RADCOM Ltd. (NASDAQ: RDCM) (the “Company”), a leading network service assurance provider, announced today that it has scheduled an extraordinary general meeting of shareholders (“Meeting”), to take place on Wednesday, January 8, 2014, at 3:00 p.m. (Israel time), at the offices of the Company, which are located at 24 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is December 9, 2013.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the Meeting in person will be sent by mail, on or about December 11, 2013, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company. The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the Meeting is as follows:

(1)	To approve the Company’s Compensation Policy for its executive officers and directors, as required under a recent amendment to Israeli law;

(2)	To approve the bonus formula for each of the years 2013-2015, to Company’s President and CEO, as required under a recent amendment to Israeli law;

(3)	To approve amendments to Company’s Articles of Association;

(4)	To transact such other business as may properly come before the Meeting or any adjournment.

Quorum
Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

In the event the above quorum will not be present in person or by proxy, the Meerting will be postponed to January 15, 2014, same time and place.

Voting Requirements

Items 1 and 2 require the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter, or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter, does not exceed two percent of the outstanding Ordinary Shares.

Item 3 requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.

About RADCOM

RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit http://www.RADCOM.com